Exhibit 12.02

HSBC USA Inc. Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends (in millions, except ratios)

Year Ended December 31,	2003	2002	2001	2000	1999

Excluding interest on deposits

Income before cumulative effect of
accounting change	$941	$855	$354	$569	$464
Applicable income tax expense	570	510	226	339	308
Less undistributed equity earnings	6	7	9	8	4
Fixed charges:
Interest on:
Borrowed funds	91	232	337	445	130
Long-term debt	205	225	281	420	112
One third of rents, net of income
from subleases	18	17	18	22	15

Total fixed charges	314	474	636	887	257
Earnings before taxes and cumulative
effect of accounting change based
on income and fixed charges	$1,819	$1,832	$1,207	$1,787	$1,025

Total fixed charges (as above)	$314	$474	$636	$887	$257
Preferred dividends	22	23	25	28	—
Ratio of pretax income to income
before cumulative effect of
accounting change	1.61	1.60	1.64	1.60	1.66

Total preferred stock dividend factor	36	37	41	44	—
Fixed charges, including preferred
stock dividend factor	$350	$511	$677	$931	$257

Ratio of earnings to combined fixed
charges and preferred dividends	5.20	3.59	1.78	1.92	3.99

Including interest on deposits

Fixed charges, including
preferred stock dividend factor
(as above)	$350	$511	$677	$931	$257
Add: Interest on deposits	666	974	1,904	2,334	853

Total fixed charges, including
preferred stock dividend factor
and interest on deposits	$1,016	$1,485	$2,581	$3,265	$1,110

Earnings before taxes and cumulative
effect of accounting change based on
income and fixed charges (as above)	$1,819	$1,832	$1,207	$1,787	$1,025
Add: Interest on deposits	666	974	1,904	2,334	853

Total	$2,485	$2,806	$3,111	$4,121	$1,878

Ratio of earnings to combined fixed
charges and preferred dividends	2.45	1.89	1.21	1.26	1.69

123